Exhibit 16.1

October 2, 2015

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:
We are currently principal accountants for Wave Systems Corp. (the Company) and, under the date of March 9, 2015, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2014 and 2013. On September 28, 2015, we resigned effective upon the completion of the interim review procedures in accordance with PCAOB AU 722 of Wave Systems Corp.’s financial statements as of and for the three and nine-months ended September 30, 2015. We have read Wave System Corp.’s statements included under Item 4.01 of its Form 8-K dated October 2, 2015, and we agree with such statements.
Very truly yours,
/s/ KPMG LLP